UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Vantiv, Inc.

File No. 333-177875 - CF#27910

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Vantiv, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 10, 2011, as amended.

Based on representations by Vantiv, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through June 30, 2019
Exhibit 10.12	through June 30, 2019
Exhibit 10.13	through June 30, 2019
Exhibit 10.14	through June 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director